Exhibit 99.1

Beamr Reports Entering PoCs in Video Data Compression Solution for Autonomous Vehicle

Herzliya, Israel, July 18, 2025 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (NASDAQ: BMR), a leader in video optimization technology and solutions, today announced a further update on its progress of validating Beamr content-adaptive, GPU-accelerated technology to the autonomous vehicles market following the initial successful launch of the Beamr solution for autonomous vehicles.

Over the past few months, Beamr engaged in multiple Proof of Concepts (PoCs) with autonomous vehicles system developers. Some of these PoCs were successful in further validating Beamr’s contribution to the autonomous vehicles (AV) industry.

The Beamr solution for autonomous vehicles demonstrates that it is not just keeping the visual quality of the video being perceptually identical to a human viewer, but also keeps the Machine Learning (ML) results stable to the extent that using video compression with Beamr Content-Adaptive Bitrate technology (CABR) yields 20%-50% saving on video used in the training process of such autonomous vehicles’ ML model without compromising the model’s results.

“We are encouraged by the progress that we have made so far with our AV offering, which has already been proven with successful PoCs with AV systems developers. We believe that this indicates the use of Beamr technology is indeed applicable to such fast growing markets, like the AV market.” said Sharon Carmel, founder and CEO of Beamr

In the development of autonomous driving, video is the dominant data type. A single vehicle produces terabytes of video data daily. Training a single autonomous model may require tens to hundreds of petabytes, which is a costly challenge for autonomous vehicles and machine learning teams and which requires managing video data at scale, long-term storage and significant infrastructure investment.

For more details visit: beamr.com/autonomous

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content-adaptive video compression, trusted by top media companies including Netflix and Paramount. Beamr’s perceptual optimization technology (CABR) is backed by 53 patents and a winner of Emmy® Award for Technology and Engineering. The innovative technology reduces video file sizes by up to 50% while preserving quality and enabling AI-powered enhancements.

Beamr powers efficient video workflows across high-growth markets, such as media and entertainment, user-generated content, machine learning, and autonomous vehicles. Its flexible deployment options include on-premises, private or public cloud, with convenient availability for Amazon Web Services (AWS) and Oracle Cloud Infrastructure (OCI) customers.

For more details, please visit www.beamr.com or the investors’ website www.investors.beamr.com

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements in this communication may include, among other things, statements about Beamr’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 4, 2025 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no duty to update such information except as required under applicable law.

Investor Contact:

investorrelations@beamr.com